ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING MAP Plus NP^{SM}

**Supplement dated September 6, 2012, to the Contract Prospectus and
Contract Prospectus Summary each dated April 30, 2012**

_____

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary each dated April 30, 2012. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

Effective September 24, 2012, the name of the Invesco Van Kampen Small Cap Value Fund will be changed to Invesco Small Cap Value Fund. Accordingly, all references to the Invesco Van Kampen Small Cap Value Fund in the Contract Prospectus and Contract Prospectus Summary will be changed to the Invesco Small Cap Value Fund.